

July 27, 2015

Andy Michael Ibrahim
Chief Executive Officer
Vapetek, Inc.
5445 Oceanus Driver STE 102
Huntington Beach, California 92649

      Re: Vapetek, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed July 20, 2015
               File No. 333-204087

Dear Mr. Ibrahim:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2015 letter.

<u>Exhibit 5.1</u>

1.   We note that you have added a selling shareholder and increased the shares being registered for resale from 14,700,000 to 15,050,000. Please have counsel revise his opinion to address all the shares being registered.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Andy Michael Ibrahim
Vapetek, Inc.
July 27, 2015
Page 2

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Alham Benyameen
       Director

       Adam Tracy, Esq.
       Securities Compliance Group, Ltd.